13013607

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
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MAR 1 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35001

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comerica Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 W. Fort St.
(No. and Street)

Detroit	MI	48226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Connie Geverink 313-222-2945
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

777 Woodward Ave, Suite 100	Detroit	MI	48226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KJ 3/8

3/12

OATH OR AFFIRMATION

I, C. Scotto Divetta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Comerica Securities Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SVP., Chief Operating Officer

Title

Notary Public

CHARLES L. DETTLOFF
NOTARY PUBLIC, STATE OF MI
COUNTY OF MACOMB
MY COMMISSION EXPIRES Sep 9, 2014
ACTING IN COUNTY OF Wayne

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS, SUPPLEMENTAL INFORMATION, AND SUPPLEMENTARY REPORT

Comerica Securities, Inc.
Year Ended December 31, 2012
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Financial Statements, Supplemental Information, and Supplementary Report

Comerica Securities, Inc.
Year Ended December 31, 2012
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Comerica Securities, Inc.

Financial Statements, Supplemental Information, and Supplementary Report

Year Ended December 31, 2012

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 3
Statement of Income 4
Statement of Changes in Shareholder's Equity 5
Statement of Cash Flows 6
Notes to Financial Statements 7

Supplemental Information

Computation of Net Capital Pursuant to Rule 15c3-1 14
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 15
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 16

Supplementary Report

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) 17

Ernst & Young LLP
Suite 2000
2323 Victory Avenue
Dallas, Texas 75219

Tel: +1 214 969 8000
Fax: +1 214 969 8587
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Comerica Securities, Inc.

We have audited the accompanying financial statements of Comerica Securities, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Ernst & Young

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Comerica Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 28, 2013

Comerica Securities, Inc.

Statement of Financial Condition

December 31, 2012

Assets	
Cash and cash equivalents	$ 74,559,646
Cash segregated in compliance with federal regulations	1,344,907
Trading securities owned, at fair value	25,245,930
Clearing deposit held at clearing organization	7,500,000
Receivables from brokers, dealers, and clearing organizations	4,779,615
Receivables from affiliates	1,482,578
Premises, equipment, and software, net of accumulated depreciation of $4,987,072	2,589,494
Deferred tax asset	2,899,802
Other assets	464,363
Total assets	$ 120,866,335
Liabilities and shareholder's equity	
Liabilities:	
Payables to affiliates	$ 3,742,292
Registered representatives compensation payable	1,045,918
Payables to customers	728,008
Accrued expenses and other liabilities	969,838
Deferred revenue	8,819,961
Total liabilities	15,306,017
Shareholder's equity:	
Common stock – $1 par value:	
50,000 shares authorized, issued and outstanding	50,000
Additional paid-in capital	47,175,440
Retained earnings	58,334,878
Total shareholder's equity	105,560,318
Total liabilities and shareholder's equity	$ 120,866,335

See accompanying notes.

Comerica Securities, Inc.

Statement of Income

Year Ended December 31, 2012

Revenue	
Commissions	$ 25,906,921
Net gains on principal trades	18,664,175
Revenue from underwriting participations	20,707,973
Investment advisory fees	5,359,742
Other income	560,041
Total revenue	71,198,852
Expenses	
Salaries and benefits	35,976,360
Inter-affiliate expense for operating, accounting, and administrative services, net	15,646,447
Occupancy and equipment	2,724,009
Data processing expenses	2,483,440
Clearance fees paid to other broker/dealers	458,371
Other expenses	3,175,146
Total expenses	60,463,773
Income before income taxes	10,735,079
Provision for income taxes	3,642,352
Net income	$ 7,092,727

See accompanying notes.

Comerica Securities, Inc.

Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2012	$ 50,000	$ 47,175,440	$ 51,242,151	$ 98,467,591
Net income	–	–	7,092,727	7,092,727
Balance at December 31, 2012	$ 50,000	$ 47,175,440	$ 58,334,878	$105,560,318

See accompanying notes.

Comerica Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2012

Operating activities	
Net income	$ 7,092,727
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	694,759
Provision (benefit) for deferred income taxes	(629,119)
Increase in cash segregated in compliance with federal regulations	(50,143)
Net increase in trading securities owned	(530,027)
Decrease in clearing deposit held at clearing organization	7,500,000
Increase in receivables from brokers, dealers, and clearing organizations	(1,224,481)
Decrease in receivables from affiliates	1,050,446
Decrease in other assets	349,890
Decrease in payables to affiliates	(1,658,373)
Increase in registered representatives compensation payable	16,941
Increase in payables to customers	485,480
Decrease in accrued expenses and other liabilities	(1,077,417)
Increase in deferred revenue	1,269,022
Net cash provided by operating activities	13,289,705
Investing activities	
Net additions of premises, equipment, and software	(87,476)
Net cash used in investing activities	(87,476)
Net increase in cash and cash equivalents	13,202,229
Cash and cash equivalents, beginning of year	61,357,417
Cash and cash equivalents, end of year	$ 74,559,646
Supplemental disclosure of cash flow information	
Income taxes paid to affiliate	$ 3,312,046

See accompanying notes.

1. Organization

Comerica Securities, Inc. (the Company) is a broker/dealer, a federally Registered Investment Advisor, and a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company provides services to retail and institutional clients. The Company may participate in firm commitment underwritings as a syndicate member. The Company is a wholly owned, indirect subsidiary of Comerica Incorporated (the Corporation).

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company considers cash in commercial bank accounts and money market investments with maturity of three months or less when purchased to be cash and cash equivalents. Money market investments are held in listed money market funds and are reported at fair value.

Cash Segregated in Compliance with Federal Regulations

Cash is segregated in a special reserve account for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3(e) of the Securities and Exchange Commission (SEC).

Trading Securities

Trading securities are recorded at fair value on a recurring basis and consist primarily of state and municipal bonds at December 31, 2012. Realized trading gains and losses and unrealized gains and losses (fair value adjustments) are reported in net gains on principal trades in the statement of income.

Clearing Deposit Held at Clearing Organization

Cash is held in a deposit account at the Company's clearing organization pursuant to a clearing agreement.

2. Significant Accounting Policies (continued)

Premises, Equipment, and Software

Premises, equipment, and software are carried at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives are generally three years to eight years for equipment and software. Leasehold improvements are generally amortized over the terms of their respective leases, or 10 years, whichever is shorter. Capitalized software includes purchased software and capitalizable application development costs associated with internally developed software. The Company had $2,155,927 of unamortized capitalized software as of December 31, 2012, and recorded $394,649 amortization expense for the year ended December 31, 2012.

Deferred Revenue

Deferred revenue represents incentives received in connection with various long-term service contracts and is amortized on a straight-line basis over the terms of the contracts. Amortization is included in clearance fees paid to other broker/dealers on the statement of income.

Revenue Recognition

All securities transactions and related revenues and expenses are recorded on a settlement date basis. The difference between amounts recorded on a settlement date basis and the amounts that would be recorded on a trade date basis was determined to be immaterial to the statement of income and the statement of financial condition. Interest and dividend revenues earned from securities owned are accounted for on an accrual basis and are included in other income on the statement of income.

Revenue from underwriting participations includes management, underwriting, and selling concession fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Revenues are recorded at the time the underwriting is complete and the revenue is reasonably determinable.

Investment advisory revenues are recognized when services are complete.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is included in a consolidated federal income tax return with the Corporation. The Company computes income tax expense and settles with Comerica Bank (a subsidiary of the Corporation) on the same basis as if the Company had filed a separate federal income tax return.

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recently Adopted Accounting Standards

In the first quarter 2012, the Company adopted an amendment to GAAP that generally aligns the principles of fair value measurements with International Financial Reporting Standards (IFRS) and requires expanded disclosures. The adoption of the amendment had no impact on the Company's fair value disclosures or on the Company's financial condition or results of operations.

3. Fair Value Measurements

Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction as of the measurement date. The Company utilizes fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Trading securities are recorded at fair value on a recurring basis. The Company had no liabilities that require fair value measurement as of December 31, 2012.

3. Fair Value Measurements (continued)

Financial instruments are categorized into a three-level hierarchy based on the markets in which the instruments are traded and the objectivity of the assumptions used to determine fair value. The valuation methodologies and key inputs used to measure financial instruments recorded at fair value are described below:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets, such as stocks, exchange-traded funds, and mutual fund shares. Money market investments held in listed money market funds and reported in cash and cash equivalents on the statement of financial condition are included in Level 1.
- Level 2 – Valuation is based upon quoted prices for similar securities in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. This category includes state and municipal securities, corporate debt securities, and residential mortgage-backed securities.
- Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset. Valuation techniques include use of discounted cash flow models and similar techniques.

The following table presents the recorded amount of assets measured at fair value on a recurring basis at December 31, 2012:

	Level 1	Level 2	Total
Money market investments	$ 61,964,234	$ –	$ 61,964,234
Trading securities:			
State and municipal securities	–	18,558,852	18,558,852
Corporate debt securities	–	2,683,010	2,683,010
Residential mortgage-backed securities (a)	–	3,707,917	3,707,917
Certificates of deposit	240,000	–	240,000
Equity securities	56,151	–	56,151
Total trading securities	296,151	24,949,779	25,245,930
Total assets at fair value	$ 62,260,385	$ 24,949,779	$ 87,210,164

(a) Residential mortgage-backed securities issued and/or guaranteed by U.S. government agencies or U.S. government-sponsored enterprises.

3. Fair Value Measurements (continued)

There were no transfers of assets recorded at fair value on a recurring basis into or out of Level 1, Level 2, or Level 3 fair value measurements during the year ended December 31, 2012.

4. Related-Party Transactions

In the normal course of business, the Company engages in transactions with Comerica Bank. Included in operating expenses are fees paid to related parties of $2,317,008 for property rental (included in occupancy and equipment costs) and $15,646,447 for operating, accounting, and administrative services.

Comerica Bank also pays certain expenses on behalf of the Company and is subsequently reimbursed for such payments. Included in liabilities at December 31, 2012 are amounts due to Comerica Bank of $3,742,292. The Company had income and other receivables from related entities at December 31, 2012 in the amount of $1,482,578. The Company has a $400 million secured line of credit with Comerica Bank. Interest is charged on the short-term borrowings under the line at a variable rate based on the federal funds rate. There were no short-term borrowings outstanding at December 31, 2012.

5. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company enters into various commitments to purchase securities from underwriters and sell such securities to customers. These commitments may have settlement terms beyond 45 days. These transactions are not reflected in the Company's statement of financial condition. They are conducted on a "when, as, and if-issued" basis and, as such, there is no obligation to the seller or the buyer if the bonds are not issued. However, credit risk results from the possible inability of the purchaser to take delivery of issued securities in accordance with the agreement and, to the extent open purchase commitments exceed sales commitments, market risk exists related to any price movement between the time of purchase and the sale date. At December 31, 2012, there was approximately $5,384,000 of outstanding commitments to purchase securities and $4,659,000 of outstanding commitments to sell securities.

As a participant in underwriting syndicates, the Company may become contingently liable to purchase its prorated share of that portion of a pool of bond issues not sold by participating underwriters. At December 31, 2012, a contingent liability of $2,876,000 existed, which is not reflected in the statement of financial condition.

6. Net Capital Requirements

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain minimum net capital, as defined, equivalent to the greater of $250,000 or 1/15th of aggregate indebtedness, as defined. At December 31, 2012, net capital was $90,461,185, and required net capital was $383,857. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 0.06 to 1.

7. Income Taxes

The provision for income taxes for the year ended December 31, 2012 included a current provision of $4,271,471 and a deferred benefit of $629,119. The principal components of the deferred tax asset of $2,899,802 at December 31, 2012, were deferred revenue, depreciation, and employee benefits. The difference between reported income tax expense and the amount of income tax expense that would result from applying the statutory tax rate of 35% was related to tax exempt interest and nondeductible expenses. Included in the provision for income taxes in the statement of income were state and local taxes of approximately $58,362.

8. Employee Benefit Plans

The Company participates with affiliates in a non-contributory defined benefit pension plan that provides retirement benefits to eligible employees hired before January 1, 2007. This plan is maintained by the Corporation. Plan assets and accumulated plan benefits applicable to the Company are not readily determinable because the actuarial funding methods used by the plan do not provide for division of assets or liabilities among the participating affiliated companies. Included in salaries and benefits expense was $2,809,304 related to this plan for the year ended December 31, 2012.

On January 1, 2007, the Corporation instituted a profit sharing plan for the benefit of all eligible employees hired on or after January 1, 2007. Under the profit sharing plan, the Corporation makes an annual discretionary allocation to the individual account of each eligible employee ranging from 3% to 8% of annual compensation (up to the current IRS compensation limit), determined based on combined age and years of service. The allocations are invested based on employee investment elections. The employee fully vests in the profit sharing plan after three years of service. The plan, effective January 1, 2007, requires the equivalent of one year of service before an employee is eligible to participate. Included in salaries and benefits expense was $278,883 for this plan for the year ended December 31, 2012.

8. Employee Benefit Plans (continued)

The Company also participates in a 401(k) plan maintained by the Corporation for various groups of its employees. Under the 401(k) plan, the Corporation makes matching contributions of 100% of the first 4% of qualified earnings contributed by a participant, up to the current IRS compensation limit. The Corporation's match is made in cash and invested as directed by the employee. Included in salaries and benefits expense was $709,417 related to the 401(k) plan for the year ended December 31, 2012.

9. Share-Based Compensation

The Company participates in share-based compensation plans and deferred compensation plans maintained by the Corporation. Under the share-based compensation plans, stock options and restricted stock may be awarded to executive officers and key personnel. Certain employees are eligible to defer income in a non-qualified deferred compensation plan. Included in salaries and benefits expense for the year ended December 31, 2012 was $507,028 for share-based compensation and no expense for deferred compensation plans.

10. Commitments and Contingencies

The Company recognizes liabilities for contingencies when analysis indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. The Company is subject to various pending or threatened legal proceedings arising out of the normal course of business or operations. In view of the inherent uncertainty of such matters, the Company cannot state the eventual outcome of these matters. Based on current knowledge and after consultation with legal counsel, management has determined that no reserves are required as of December 31, 2012.

Supplemental Information

Comerica Securities, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2012

Computation of net capital:	
Total shareholder's equity	$ 105,560,318
Deductions:	
Nonallowable assets	12,182,666
Other deductions	103,095
Securities haircut deduction	2,813,372
Net capital	$ 90,461,185
Aggregate indebtedness:	
Items included in statement of financial condition:	
Total liabilities	$ 15,306,017
Less:	
Lesser of required or actual balance in reserve account	728,008
Short positions in proprietary trading accounts	190
Deferred revenue	8,819,961
Total aggregate indebtedness	$ 5,757,858
Computation of basic net capital requirement:	
Net capital requirement (greater of 1/15th of aggregate indebtedness or $250,000)	$ 383,857
Excess net capital	$ 90,077,328
Net capital less 10% of aggregate indebtedness	$ 89,885,399
Percent of aggregate indebtedness to net capital	6%

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2012 unaudited FOCUS Part IIA report filed January 22, 2013.

Comerica Securities, Inc.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2012

Computation for determination of reserve requirements:		
Total credit balances	$	728,008
Total 15c3-3 debit balances	$	–
Excess of total debits over total credits	$	–
Excess of total credits over total debits	$	728,008
Amount held on deposit in Reserve Bank Account	$	1,344,907

Comerica Securities, Inc.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2012

State the market valuation and number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ –
A. Number of items	–
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ –
A. Number of items	–

Supplementary Report

Ernst & Young LLP
Suite 2000
2323 Victory Avenue
Dallas, Texas 75219
Tel: +1 214 969 8000
Fax: +1 214 969 8587
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Comerica Securities, Inc.

In planning and performing our audit of the financial statements of Comerica Securities, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), including the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2013

Ernst & Young LLP
Suite 2000
2323 Victory Avenue
Dallas, Texas 75219
Tel: +1 214 969 8000
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Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management
Comerica Securities, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Comerica Securities, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Comerica Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2012. Comerica Securities, Inc.'s management is responsible for Comerica Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries on the Company's bank statement and general ledger.

   Findings – There were no differences.

2. Compared the amounts reported on FOCUS reports with the amounts reported in Form SIPC-7 for the year ended December 31, 2012.

   Findings – There were no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   Findings – There were no differences.

Ernst & Young

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   Findings – There were no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2012. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 28, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

035001 FINRA DEC
COMERICA SECURITIES INC 16*16
D/B/A COMERICA SECURITIES
ATTN CONNIE GEVERICK MC 3137
201 W FORT ST
DETROIT MI 48226-3230

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Connie Geverink 313-222-2945

2. A. General Assessment (item 2e from page 2)		$116,061
B. Less payment made with SIPC-6 filed (exclude interest) 7/20/2012 Date Paid		(55,502)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		60,559
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$60,559
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$60,559	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Comerica Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

SVP, Chief Operating Officer
(Title)

Dated the 29 day of January, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 71,198,854
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend-expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	21,604,742
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	458,372
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	2,625,898
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 85,428	
Enter the greater of line (i) or (ii)	85,428
Total deductions	24,774,440
2d. SIPC Net Operating Revenues	$ 46,424,414
2e. General Assessment @ .0025	$ 116,061
	(to page 1, line 2.A.)

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